Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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December 23, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  John Dana Brown, Attorney-Advisor

Re:	Dynagas LNG Partners LP Registration Statement on Form F-3 File No. 333-200659

Dear Mr. Brown:

Reference is made to the registration statement on Form F-3 (File No. 333-200659) (the “Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2014. By letter dated December 19, 2014 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Partnership with its comments to the Registration Statement.
The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), addressing the Staff’s comment contained in the Comment Letter.
This letter responds to the Staff’s Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
Exhibit 5.1
1.	We note that the legality opinion is limited to the laws of the state of New York and the Marshall Islands. We also note that your subsidiary guarantors, which are additional registrants, are organized under the laws of the Marshall Islands, Malta, Nevis and Liberia. Please have counsel revise the legality opinion to also opine upon the laws of Malta, Nevis and Liberia or file local counsel opinions opining upon the laws of Malta, Nevis and Liberia. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.e.
The Partnership advises the Staff that it has determined not to register guarantees under the Registration Statement. Accordingly it has removed all references to guarantees and to the additional registrants in the Amended Registration Statement and the opinion filed as Exhibit 5.1.

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin, Esq. at (212) 574-1420, or Keith Billotti, Esq. at (212) 574-1274.
Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.